Exhibit (a)(1)(H)

Form of Reminder Email to Eligible Employees with Eligible Options Regarding the Exchange Offer Webinar

From:	Sarah Sardella
Subject:	Reminder! Stock Option Exchange Program Webinar TODAY
To:	All Eligible Employees with Eligible Options
Date:	October 20, 2022

As you know, TCR2 Therapeutics Inc. is offering you the opportunity to exchange your outstanding underwater stock options for restricted stock unit awards. This opportunity expires at 11:59 p.m., Eastern Time, on November 16, 2022.

This is just a reminder that we will be hosting a live information session today about the Exchange Offer and we encourage you to attend. A recording of the webinar will be made available for on-demand viewing and a second live session will be held on Tuesday, 10/25/2022.

Education Sessions:

TODAY! October 20th at 11 AM ET

October 25th at 2 PM ET

Please carefully review all of the Offer Documents before making any decisions regarding this Exchange Offer. The materials include:

•  Offer to Exchange Eligible Options for New Restricted Stock Units document [link]

•  Your TCR[2] Option Exchange Program Brochure (Adobe Reader recommended) [link]

•  Educational Videos:

•  TCR[2] Therapeutics’ Option Exchange Program Overview

•  Option Exchange Example

•  The Tender Offering

This communication does not constitute an offer to holders of TCR2 Therapeutics Inc.’s outstanding stock options to exchange those options. Persons who are eligible to participate should read the Tender Offer Statement on Schedule TO and other related materials because they contain important information about the program and the related tender offer. These documents may be accessed on the “Resources” section of Namely, our TCR2 website at https://investors.tcr2.com/sec-filings, or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer documents.